April 20, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Filing Desk

	Re:	BB&T Corporation Registration Under Securities Act of 1933 (No. 333-132044)
Ladies & Gentlemen:
     On behalf of BB&T Corporation (“BB&T”), pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, filed in connection with BB&T’s proposed acquisition of Main Street Banks, Inc., to 5:00 p.m. on April 21, 2006, or as soon as practicable thereafter.
Sincerely yours,
/s/ M. Patricia Oliver
M. Patricia Oliver
Executive Vice President, General Counsel,
Secretary and Chief Corporate
Governance Officer